

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 206
Boca Raton, Florida 33431

      Re: Celsius Holdings, Inc.
            Form 10-K for the year ended December 31, 2017
            File No. 001-34611

Dear Mr. Negron-Carballo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Beverages, Apparel and Mining